UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Angel Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “might,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the impact of the war in Ukraine all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

As used herein, “we”, “us”, “our”, “our Company”, “the Company”, or “Angel Studios” and similar terms include Angel Studios, Inc. and its subsidiaries, unless the context indicates otherwise.

General

History

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of young children, they were searching for high-quality films and TV shows that were true, honest, noble, just, authentic, lovely, admirable, and excellent, or, in other words, stories that amplify light. The Company was originally called VidAngel. In March 2021, the company was renamed to Angel Studios.

Angel Studios is a community-driven movie studio that empowers audiences to decide what content gets produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, a community of over 100k Angel Investors and Angel Guild Subscribers from all over the world who are all on a singular mission: to find stories and filmmakers that amplify light. After passing the Angel Guild, “Angel Investors” fund the ones they’re most excited to see (via the Angel Funding Portal). Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others. The Angel model has already produced three of the most successful crowdfunded shows of all time, including David, The Chosen, and The Wingfeather Saga.

The first project we launched for distribution was Dry Bar Comedy. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and with almost 5 billion views it is being enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen Inc. (f/k/a The Chosen, LLC), or The Chosen, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest crowdfunded media project of all time, amassing an audience of more than 100 million and growing. David, another Angel Original scheduled for release in 2025, has since surpassed The Chosen as the largest crowdfunded media project of all time.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system.

This Easter, Angel Studios made headlines with the launch of its new theatrical division and release of “His Only Son”, which debuted at #3 in the US box office. The innovative theatrical strategy adopted by Angel Studios combines the Angel Guild’s predictive capabilities in identifying movies that deserve a theatrical release with the efficiency of crowd-funded prints and advertising funds. In addition, they offer a community-based in-person cinema experience in partnership with renowned theaters such as AMC, Cinemark, Regal, and others.

We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

General Corporate Matters

On February 22, 2021, the Company amended its certificate of incorporation to change the allocation of Class A and Class B common stock. More information on this can be found in the section entitled “General Corporate Matters” under Item 1, of our Form 1-SA filed September 28, 2021, which is incorporated herein by reference.

On August 16, 2021, the Amended and Restated Stockholders Agreement (the “Amended Agreement”) was approved and adopted by holders of the Company’s Class B common stock (the “Class B Stockholders”). More information on this can be found in the section entitled “General Corporate Matters” under Item 1, of our Form 1-SA filed September 28, 2021, which is incorporated herein by reference. A copy of the Amended Agreement was filed as Exhibit 3.1 to our Form 1-U filed on August 18, 2021, and is incorporated by reference into this Annual Report on Form 1-K.

On September 24, 2021, pursuant to the recommendation of the Company’s Board of Directors (the “Board”), and upon receipt of the requisite stockholder consent, the Company amended and restated each of its Certificate of Incorporation and Bylaws. The following is a summary of the changes made:

•	The Company created additional classes of common stock

•	The Company expanded the voting powers of its classes of common stock

•	The Company expanded the potential size of its Board of Directors and set forth certain requirements for representation of each class of common stock.

•	The Company added a clause that, subject to certain limited exceptions, causes its common stock to automatically convert to Class C common stock in the event of a transfer or sale.

•	The Company made certain other changes to the language in the Amended Certificate to ease the burden of bringing in additional capital or entering new markets for capital.

•	The Company made changes to its Bylaws that clarifies certain rights of first refusal in connection with transfers of the Company’s capital stock.

The foregoing is a summary of the changes made and is not intended to be a complete description of the terms of the Amended and Restated Certificate of Incorporation (the “Amended Certificate”) or Bylaws, and is qualified in its entirety by the Amended Certificate and the Bylaws, filed as Exhibits 3.1 and 3.2, respectively, of our Form 1-U filed on October 6, 2021, and incorporated by reference into this Annual Report on Form 1-K.

On January 20, 2022, the Board voted to increase the size of the Board of Directors from three to five members. The Board then appointed Stephen Oskoui to serve as a Director of the Company. The Board also appointed Patrick Reilly, the Company’s Chief Financial Officer, to serve as Secretary of the Company.

On June 3, 2022, the Board appointed Katie Liljenquist to serve as a Director of the Company. The Board then appointed Katie Liljenquist to serve as a representative director for the Class B stockholders, Neal Harmon to serve as a representative director for the Class F stockholders, and Paul Ahlstrom as a representative director for the Class A stockholders. There is currently no Class C representative director because the threshold number of shares of Class C common stock is not outstanding.

On June 20, 2022, the Board appointed Jordan Harmon as an officer of the Company and to serve as its President.

Regulation Crowdfunding Offering

The Company conducted a Regulation CF offering in March 2021 and sold 561,797 shares of our Class B common stock at a price of $8.90 per share. More information on this can be found in the section entitled “Regulation Crowdfunding Offering” under Item 1, of our Form 1-SA filed September 28, 2021.

Tender Offer

On October 1, 2021, the Company launched a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock, or 431,425 shares of its Class A common stock and 517,397 shares of its Class B common stock.

Material Transactions

We entered into an asset purchase agreement (the “Asset Purchase Agreement”), selling substantially all of the assets and certain liabilities of our content filtering service, which operated the website known as VidAngel.com. More information on this can be found in the section entitled “Material Agreements Entered into during the First Quarter of Fiscal Year 2021” under Item 1, of our Form 1-K filed April 30, 2021.

On April 8, 2021, we purchased the domain name angel.com, for $2,000,000. With our recent name change to Angel Studios, Inc., and the sale of substantially all of the assets of our content filtering service, this purchase has allowed us to organize our intellectual property and associated products and services under a top-level domain name that aligns with our guiding principles and honors the tens of thousands of investors who have backed our Company and the media projects that we are distributing, our “Angel” investors.

On October 18, 2022, we entered into a new content license agreement with The Chosen (the “Chosen Agreement”), for the distribution and exploitation of certain audiovisual programs. This agreement is filed as Exhibit 3.1 of our Form 1-U filed on October 25, 2022, and incorporated by reference into this Annual Report on Form 1-K.

Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A common stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 8.2% of our outstanding Class A common stock as of its completion.

On November 18, 2021, the Company sold 277,181 shares of its Class A common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 1.33% of our outstanding Class A common stock as of its completion.

Between February 14, 2023, and March 27, 2023, the Company sold 528,914 shares of its Class C common stock at the price of $14.18 per share. The Company received $7,500,000 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. These transactions represented the issuance of 91.04% of our outstanding Class C common stock, and 2.13% of our total outstanding common stock, as of its completion.

Current Operations

We currently operate by offering and producing our own original content, distributing original content, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the “Angel Studios” concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from filmmakers interested in helping us produce original content.

We have received thousands of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We are not your typical media and entertainment company. We are guided by our “North Star” principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the filmmakers and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. Certain users of our platform are selected to be part of the Angel Guild, which allows them to vote on filmmaker submissions and to decide whether or not the content amplifies light. If the content passes certain thresholds of the Angel Guild, we then seek to enter into agreements with the filmmakers to assist them in raising capital to fund the production of their content, while also securing the rights necessary to license, market and distribute the content. We currently film, produce, and distribute all specials for our Dry Bar Comedy series from our own studio and offices in Provo, UT.

In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during dark and uncertain times. We believe there has never been a better time to build a different media and entertainment company that allows You to “be part of stories that amplify light.”

Theatrical Distribution

We launched our very first motion picture theatrical release, “Christmas with the Chosen: The Messengers”, in concert with Fathom Events, in December 2021. The film grossed more than $13 million during its limited two-week run. Our second motion picture theatrical release, “The Chosen Season 3: Episode 1 & 2” was launched, in concert with Fathom Events, in November 2022. The film remained in theaters for just over 3 weeks, grossing more than $14.6 million domestically. In March 2023, we launched the very first motion picture theatrical release under our newly formed theatrical division, entitled “His Only Son”. Like similar projects, we entered into a perpetual exclusive licensing arrangement with the filmmakers of His Only Son to distribute the motion picture. The film was produced on a budget of about $250,000 before being licensed to Angel Studios for global distribution and grossed an estimated $5.5 million in its opening weekend.

With our recent success in theatrical distribution, we are seeing an influx of filmmakers who are looking to work with us on releasing their content into the market. We hope to leverage these opportunities in line with our North Star principle to bring more shows to audiences around the world that amplify light.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our service to potential users. We also rely extensively on word-of-mouth advertising, and on the marketing services of Harmon Brothers LLC, or Harmon Brothers, which offers Internet-based and multi-media promotional and marketing services, including the design, implementation and execution of promotional and Web-based advertising campaigns. See “Interest of Management and Others in Certain Transactions—Affiliated Transactions.”

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities. See “Legal Proceedings.”

Management Teams

Under the direction of our Chief Executive Officer, Neal Harmon, we currently operate with five management teams: the Product team, the Marketing team, the Content team, the Operations team, and the Finance team.

The Product team is led by Neal Harmon, who oversees product strategy and the engineering team creating the technologies to facilitate the distribution and monetization of our original content.

The Marketing team is led by our President, Jordan Harmon, whose primary responsibilities include development and execution of marketing strategy, and assisting the filmmakers in reaching their primary audience.

The Content team is led by our Chief Content Officer, Jeffrey Harmon, whose primary responsibilities include the identification and sourcing of new projects.

The Operations team is led by our Chief Operations Officer, Liz Ellis, who oversees strategy and execution surrounding the distribution and monetization of original content.

The Finance team is led by our Chief Financial Officer, Patrick Reilly, who oversees all finance and accounting activities for the Company.

Competition

Over-the-top, or OTT, media services has been one of the fastest growing segments in the media and entertainment industry. The OTT market was valued at approximately $79.1 billion in 2021 and is projected to reach approximately $114.1 billion by 2026, according to a study conducted by PWC.

The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against other digital content distribution platforms where customers can stream exclusive and non-exclusive content on demand. A large portion of this competition comes from much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund, and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors (“MVPDs”), streaming entertainment providers (including those that provide pirated content), and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for filmmakers to leverage the wisdom of the crowd in their creative process.

Research and Development

During the fiscal years ended December 31, 2022, and 2021, we spent $12,345,518 and $4,939,002, respectively, on research and development activities related to our technology.

Employees

As of December 31, 2022, we employed 145 persons full time and 3 persons part time. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we (VidAngel) infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay’s patents. We were not party to or involved in the USPTO’s review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties’ rights to reassert any or all claims later. In July and August 2015, many of ClearPlay’s patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay’s other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO’s rulings, ClearPlay appealed some of the USPTO’s invalidity decisions to the United States Court of Appeals for the Federal Circuit. The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016. We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order. ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us. On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion. On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order. Magistrate Judge Wells granted ClearPlay’s motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, Clearplay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the Trustee filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety. On October 21, 2020, the Bankruptcy Court issued an order converting the Trustee’s objection to Clearplay’s claim in the Bankruptcy case to an adversary proceeding. The case was transferred to the United States District Court for the Central District of Utah.

On April 20, 2021, the court lifted the stay as the final decision in the Disney Litigation had been determined and we were no longer in bankruptcy. VidAngel Entertainment assumed responsibility for defense of the ClearPlay litigation, and any settlement discussions thereto, as part of the Asset Purchase Agreement. On November 4, 2021, we informed that court that we sold VidAngel and VidAngel Entertainment is the successor. On January 14, 2022, ClearPlay filed a response stating Angel Studios and VidAngel Entertainment is liable for past infringement as they are the successor to VidAngel. The Court has not yet addressed this issue.

On December 20, 2021, we served non-infringement and invalidity contentions concerning the patents asserted in this case. On January 7, 2022, ClearPlay filed a motion seeking to add additional causes of action under the Digital Millennium Copyright Act and Utah state law for alleged tortious interference, which we opposed on February 4, 2022. On June 23, 2022, the Court granted leave for ClearPlay to amend its complaint to add these claims but deferred to a later stage of the proceedings any ruling on the futility of the claims. We continue to pursue, contest, and defend this case vigorously, but as a result of the stays that have been entered in this case, the case remains in its early stages.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

In 2020, we sold a monthly subscription service for access to technology that permitted a user to skip or mute limited portions of motion pictures. We entered into an asset purchase agreement on March 1, 2021, agreeing to sell and assign substantially all the assets and certain liabilities of our content filtering service.

On January 20, 2017, we filmed our very first episode of Dry Bar Comedy. To date, we have produced hundreds of original comedy specials, spanning 11 seasons. Dry Bar Comedy has become one of the largest collections of clean comedy that can be enjoyed by everybody. We are continuing our efforts to develop new and innovative ways to engage audiences with content in the manner that best fits their individual lifestyle and preference.

We continue to produce our own original content and seek relationships with artists, and other content filmmakers. In 2018, we partnered with The Chosen to provide them with the technology and know-how necessary to raise capital using Tier 2 of Regulation A of the Securities Act of 1933, as amended. The Chosen successfully raised nearly $10M in capital to produce, it says, the first multi-season television series about the life of Jesus Christ. The first season of The Chosen was released publicly in November 2019, with us as its exclusive global distribution partner. We have since partnered with several other filmmakers, who are at various stages at either raising capital, creating content, and/or already streaming on the Angel Studios Platform.

Results of Operations

The following represents our performance highlights:

	For the Year Ended December 31,		Change
	2022	2021	2022 vs. 2021
Revenues:
Revenues	$75,516,562	$122,793,064	$(47,276,502)	-39%
Operating Expenses:
Cost of revenues	$40,392,001	$77,129,092	$(36,737,091)	-48%
Sales and marketing	19,257,984	15,940,749	3,317,235	21%
General and administrative	12,049,547	11,770,089	279,458	2%
Research and development	12,345,518	4,939,002	7,406,516	150%
Write-down of digital assets	5,065,413	2,737,658	2,327,755	85%
Legal expenses	802,044	585,444	216,600	37%
Total Operating Expenses:	$89,912,507	$113,102,034	$(23,189,527)	-21%

Revenues

Our primary source of revenue is the sale of digital and physical products related to content we either produce ourselves or distribute for third parties. In 2022, the significant decrease in revenues was largely related to the delay in release of season 3 of The Chosen and increased economic uncertainty. Season 2 was released in early 2021, which brought in additional digital and physical media sales revenue, whereas Season 3 of The Chosen did not release until the end of 2022. As a result of this delay, we saw a significant decrease in sales of both digital and physical products.

Operating Expenses

Our cost of revenues decreased significantly in 2022 as the decreased revenues resulted in lower licensing and royalty costs, lower cost of goods sold on merchandise, and lower transaction processing costs.

The increase in sales and marketing expense was primarily due to an increase in advertising costs and increased headcount of our sales and marketing team. As the company continues to bring on additional content, this cost will be expected to continue to rise.

Higher general and administrative costs were related to the increased support staff necessary to manage the continued and expected growth of the business, while higher research and development costs were due to the addition of headcount necessary to continue our focus on improving existing products, optimizing existing services, and developing new technology to better meet the needs of our customers and partners.

In 2021, we invested an aggregate of approximately $10,600,000 in bitcoin to further diversify returns on cash and cash equivalents balances that are not required to maintain adequate operating liquidity. As of December 31, 2022 and 2021, the current carrying value of the digital assets exceeded the fair value based on open markets and as such we recorded an impairment loss of $5,065,413 and $2,737,658, respectively on the digital assets.

Legal expenses have remained relatively small during the periods ended 2022 and 2021.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

	For the Year Ended December 31,		Change
	2022	2021	2022 vs. 2021
Cash and cash equivalents	$10,721,628	$24,258,513	$(13,536,885)	-56%
Accrued settlement costs	4,855,859	5,064,232	(208,373)	-4%
Note Payable	$2,000,000	$-	$2,000,000	100%

Cash and cash equivalents decreased $13.54 million in the twelve months ended December 31, 2022, primarily due to a decrease in sales and increased investments made in affiliates.

To date, we have funded a significant portion of our operations through private and public offerings of common stock. As of December 31, 2022, we had cash on hand of $10,721,628. We have accrued settlement costs in the amount of $8,308,929, payable over forty-seven (47) remaining equal quarterly installments of $176,786. The expense was recorded at the present value of the obligation with an imputed interest rate of 10% during 2021. The short-term obligation related to these settlement costs as of December 31, 2022, was $230,005, and the long-term portion is $4,625,854. We also had a note payable for a print and advertising note in the amount of $2,000,000 that was due and fully paid in March 2023. As we continue to grow, we expect to raise additional funds to cover any shortfall in operating needs. We raised $7,500,000 during the first quarter of 2023 through equity raises and plan to continue to raise additional capital during 2023. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate, the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments for additional capital funds.

Trends and Key Factors Affecting Our Performance

Our business currently generates a significant portion of our total revenue from distribution activities related to our agreement with The Chosen or the Chosen Agreement. The Chosen Agreement outlines the current contractual arrangement between the parties. Revenue from distribution activities related to the Chosen Agreement currently accounts for a large percentage of our revenue. If a material breach of the Chosen Agreement were to ever occur, and if The Chosen was able to terminate the Chosen Agreement as a result of the material breach, it would likely have a material adverse impact on our business, results of operations, and financial condition.

The Chosen is currently seeking to terminate the Chosen Agreement for certain alleged material breaches (the “Alleged Breaches”) of contract in accordance with Section 14 of the Chosen Agreement. We strongly dispute the allegations. We do not agree we have breached the License Agreement, that any alleged breaches would be sufficiently “material” to warrant termination of the agreement, or that any alleged breaches have not been fully cured. Out of an abundance of caution, and under protest, we took actions to cure all of the Alleged Breaches within the timeframe allowed under the Chosen Agreement. We intend to vigorously defend our interests in this matter.

The Chosen’s notice of termination indicated that it will hold the termination of the Chosen Agreement in abeyance pending arbitration on the matter. Unless and until an unfavorable outcome of the arbitration is determined, we will continue to perform all of our respective obligations under the Chosen Agreement.

We are currently working with several new filmmakers on new and exciting projects. However, there is no guarantee that we will be able to earn as much revenue from these projects as we do from The Chosen. If we are unable to successfully monetize other projects besides The Chosen, this may have a material adverse impact on our business, results of operations, and financial condition.

Furthermore, our ability to monetize the content we distribute is heavily reliant on factors currently outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, it may have a material adverse impact on our business, results of operations, and financial condition.

Item 3. Directors and Officers

Subject to our stockholders’ rights to consent to certain transactions, our business and affairs are controlled by, and all powers are exercised by, our Board. The Board must consist of not fewer than three (3) nor more than five (5) directors, the exact number of whom is to be set from time to time by the Board. We currently have five directors: Neal Harmon, Paul Ahlstrom, Dalton Wright, Steve Oskoui, and Katie Liljenquist. The Board members are elected each year, at the annual meeting of stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors, and any vacancies occurring in the Board, may be filled by the affirmative vote of a majority of the remaining directors. A director may resign at any time, and the stockholders may remove any director or the entire Board at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.

The Board has retained our executive officers to manage the day-to-day operations, our intellectual property and other investments, subject to the supervision of the Board. Neal Harmon is currently our Chief Executive Officer, Elizabeth Ellis is currently our Chief Operations Officer, Jordan Harmon is currently our President, Jeffrey Harmon is currently our Chief Content Officer, and Patrick Reilly is currently our Chief Financial Officer. Our executive officers have accepted their appointment on the basis of the compensation to be paid to them. See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Remuneration of Executive Officers and Managers of Our Company” for more information. Our executive officers will serve for such period as the Board determines, subject to the terms of any employment agreements we enter into with them, of which there are none as of the date of this report, or their earlier death, resignation or removal. The Board may remove our executive officers subject to the terms of any employment agreements we enter into with them.

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	45	October 2013	n/a
Elizabeth Ellis	Chief of Operations	46	June 2015	n/a
Jordan Harmon*	President	32	June 2022	n/a
Jeffrey Harmon*	Chief Content Officer	40	October 2013	n/a
Patrick Reilly	Chief Financial Officer	42	March 2014	n/a
Paul Ahlstrom	Director	59	February 2014	n/a
Katie Liljenquist	Director	45	June 2022	n/a
Stephen Oskoui	Director	43	January 2022	n/a
Dalton Wright	Director	42	February 2014	n/a

*Neal Harmon, Jordan Harmon, and Jeffrey Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer and Class F Representative Director. Neal has served as our Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers. Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Elizabeth Ellis, Chief of Operations. Liz Ellis is our Chief of Operations. Her duties include overseeing all operating, distribution, domestic and international operations, public relations, and human resources. She is an ICF Professional Certified Coach, and a Gallup-Certified Strengths Coach. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Jordan Harmon, President. Jordan is a co-founder and was recently appointed as our President. Prior to Angel, Jordan served as co-founder and Head of Marketing at Cove, a home security company. At Cove, Jordan was directly responsible for the marketing initiatives that helped Cove grow into a $100 million business in just four short years. Jordan previously served as Angel’s Chief Marketing Officer in its VidAngel days and was a fractional CMO consultant at Harmon Brothers where he helped grow revenues at multiple companies by more than 300%. Jordan earned a B.S in Web Development and Design from Brigham Young University–Idaho.

Jeffrey Harmon, Chief Content Officer. Jeffrey is a co-founder and our Chief Content Officer. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing-member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Patrick Reilly, Chief Financial Officer. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Patrick is a seasoned veteran of tech startups. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties. From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company. Patrick graduated from the University of Utah with his M.B.A in 2020 and holds a B.S. in Business Administration from Utah Valley University.

Paul Ahlstrom, Class A Representative Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business’s products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and previously represented vSpring Capital on the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL), and Altiris (NASDAQ:ATRS), which went public and was then sold to Symantec (NASDAQ: SYMC), GlobalSim and Aeroprise. Mr. Ahlstrom has also served as an advisor and board to many successful venture-backed startups including Rhomobile sold to Motorola, SpaceMonkey sold to Vivint, IsoTalent, Meridian Therapeutics, and Convert.com. Paul is the author of the popular book related to business startups, Nail It Then Scale It, and received his B.A. in Communications from Brigham Young University.

Katie Liljenquist, Class B Representative Director. Katie joined as our director in June 2022 and is the designated representative for our Class B stockholders. Katie was an early investor in VidAngel who wanted to promote uplifting entertainment that could be viewed by everyone. Katie currently teaches in the Executive Education program at the University of Utah and is an award-winning professor of negotiations. Katie provides highly customized training in negotiation for business executives across a wide range of industries. Katie studies the psychology of influence and decision making, has authored multiple articles in Harvard’s Negotiation newsletter, and has been published in the premier scientific journal, Science. Katie earned a PhD in Management & Organizations from the Kellogg School of Business.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014 and holds a B.A. in finance from the University of Utah.

Stephen Oskoui, Director. Stephen joined as our director in 2022. Stephen is Cofounder and Managing Partner of Gigafund. Before cofounding Gigafund, Stephen was a Venture Partner at Founders Fund. Prior to that, Stephen was Founder and CEO of Smiley Media, a performance-based marketing company that drove more than $1 billion in sales for its clients. In his role as Managing Partner of Gigafund, Stephen has made significant investments in SpaceX, Neuralink, and the Boring Company. He is a board member at Lambda School, Veryable, Sana Benefits, and Sunroom Rentals, as well as a board observer at Luminous Computing and Last Energy.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Messrs. Harmon, Ms. Ellis, and Mr. Reilly, receive compensation for acting in their capacities as our executive officers. We reimburse Messrs. Ahlstrom, Wright, Oskoui, and Ms. Liljenquist for any expenses incurred while acting in their capacity as a director. See – Remuneration of Executive Officers and Directors of the Company” below for more detailed information.

Remuneration of Executive Officers and Directors of the Company

Set forth below is a table of remuneration that our executive officers and directors received for our fiscal year ended December 31, 2022.

Name	Capacity in which Compensation was Received	Cash Compensation ($)	Other Compensation ($)		Total Compensation ($)
Neal Harmon	Chief Executive Officer	$181,154	$8,609	(1)	$189,763
Elizabeth Ellis	Chief Operating Officer	276,763	66,404	(2)	343,167
Jordan Harmon	President	202,315	69,279	(3)	271,594
Jeffrey Harmon	Chief Content Officer	181,328	8,609	(4)	189,937
Patrick Reilly	Chief Financial Officer	293,669	87,679	(5)	381,348
Paul Ahlstrom	Director	n/a	n/a		n/a
Dalton Wright	Director	n/a	n/a		n/a
Stephen Oskoui	Director	n/a	n/a		n/a
Katie Liljenquist	Director	n/a	n/a		n/a

(1)

On March 16, 2021 and November 2, 2021, Mr. Neal Harmon was granted stock incentive options exercisable for 13,158 and 7,000 shares of our Class A common stock, respectively, with an option price of $3.42 and $8.90 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The March 16, 2021 options will vest in equal monthly increments over one year, and the November 2, 2021 options will vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to class F stock.

(2)

On December 14, 2018, March 16, 2021, September 3, 2021, and December 2, 2022, Ms. Elizabeth Ellis was granted stock incentive options exercisable for 20,000, 11,718,  50,035, and 7,179 shares of our Class A common stock, respectively, with an option price of $0.32, $3.42, $8.63 and $11.95 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The March 16, 2021 options will vest in equal monthly increments over one year, the December 2022 options became vested immediately, and the remaining options will vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to class F stock.

(3)

On August 3, 2021, Mr. Jordan Harmon was granted stock incentive options exercisable for 100,000 shares of our Class A common stock, respectively, with an option price of $8.63 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to class F stock.

(4)

On March 16, 2021 and November 2, 2021, Mr. Jeffrey Harmon was granted stock incentive options exercisable for 13,158 and 7,000 shares of our Class A common stock, respectively, with an option price of $3.42 and $8.90 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The March 16, 2021 options will vest in equal monthly increments over one year, and the November 2, 2021 options will vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to class F stock.

(5)

On December 14, 2018, March 16, 2021, September 1, 2021, and December 2, 2022 Mr. Patrick Reilly was granted stock incentive options exercisable for 20,000, 11,864, 65,907, and 9,800 shares of our Class A common stock, respectively, with an option price of $0.32, $3.42, $8.63, and $11.95 per share, respectively. All grants were made pursuant to the terms and conditions of our Stock Incentive Plan. The March 16, 2021 options will vest in equal monthly increments over one year, the December 2022 options became vested immediately, and the remaining options will vest in substantially equal annual increments over a four-year period from the grant date. If the options are exercised, they will be converted to class F stock.

Stock Incentive Plan

In effort to further our long-term stability and financial success by attracting and retaining personnel, including employees, directors, and consultants, we adopted the 2014 Stock Incentive Plan, or our Stock Incentive Plan, in February 2014. The Stock Incentive Plan was amended and restated in August 2016, again in July 2020, and again in February 2021. The plan reserves a total of 5,775,000 shares of Class F common stock for issuance through our Stock Incentive Plan with the condition that the number of options issued under the plan does not exceed 16.5% of the fully diluted outstanding shares of the Company. As of December 31, 2021, there were 4,587,956 shares of Class F common stock authorized for issuance through our Stock Incentive Plan. As of December 31, 2022, options exercisable for 2,320,019 shares of our Class F common stock have been granted, and are outstanding, under our Stock Incentive Plan, and options exercisable for 1,414,482 shares of Class F common stock have been exercised. Through the use of stock incentives, the Stock Incentive Plan will stimulate the efforts of those persons upon whose judgment, interest and efforts we will largely depend on for the successful conduct of our business and further align those persons’ interests with the interests of our stockholders.

The Stock Incentive Plan is administered by our Board. The Board has the power and sole discretion to grant or award a stock incentive, or an Award, to any employee of, director of, or consultant to the Company, each a Participant, who in the sole judgment of our Board, has contributed, or can be expected to contribute, to our profits or growth. The Board also has the power and sole discretion to determine the size, terms, conditions and nature of each Award to achieve the objectives of the Award and the Stock Incentive Plan. This includes, without limitation, the Board’s ability to determine: (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of securities to be covered by each Award, (iii) the fair market value of such securities, (iv) the time or times when an Award shall be granted, (v) whether an award shall become vested over a period of time, according to a performance-based or other vesting schedule or otherwise, and when it shall be fully vested, (vi) the terms and conditions under which restrictions imposed upon an Award shall lapse, (vii) whether a change of control exists, (viii) factors relevant to the satisfaction, termination or lapse of restrictions on certain Awards, (ix) when certain Awards may be exercised, (x) whether to approve a Participant’s election with respect to applicable withholding taxes, (xi) conditions relating to the length of time before disposition of securities received in connection with an Award is permitted, (xii) notice provisions relating to the sale of securities acquired under the Stock Incentive Plan, and (xiii) any additional requirements relating to Awards that the Board deems appropriate.

Item 4. Security Ownership of Management and Certain Security holders

Principal Shareholders

We currently have 85,000,000 shares of common stock par value $0.001 per share, authorized, of which 27,500,000 shares have been designated as Class A common stock, 4,000,000 shares have been designated as Class B common stock, 38,000,000 shares have been designated as Class C common stock, and 15,500,000 have been designated as Class F common stock. As of December 31, 2022, we had 10,959,165 shares of our Class A common stock issued and outstanding, 3,348,988 shares of our Class B common stock issued and outstanding, 52,056 shares of our Class C common stock issued and outstanding and 9,912,072 shares of our Class F common stock issued and outstanding.

Capitalization

As of December 31, 2022, Harmon Ventures, LLC, or Harmon Ventures, owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, owns 8,886,464 shares of our Class F common stock. Gigafund 1, LP, of which our director, Steve Oskoui, is the managing director, owns 3,637,047 shares of our Class A common stock. Alta Ventures Mexico Fund I, LLC, or Alta Ventures Mexico Fund I, of which our director, Paul Ahlstrom, is the managing director, owns 3,160,318 shares of our Class A common stock. Kickstart Seed Fund II, LP and Kickstart Seed Fund V, PM, owns 1,581,022 shares of Class A common stock. Various unaffiliated investors own the remaining shares of Class A common stock, Class B common stock, and Class C common stock.

The following table sets forth those executive officers, directors and other security holders that hold 10% or greater of any class of shares, as of December 31, 2022.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class F common stock	Harmon Ventures, LLC 295 W Center St Provo, UT 84601	8,886,464	shares	N/A	89.65%
Class A common stock	Gigafund 1, LP 555 E. 5th Street #3127 Austin, TX 78701	3,637,047	shares	N/A	33.19%
Class A common stock	Alta Ventures Mexico Fund I, LLC 3315 Mayflower Avenue, Suite #1 Lehi, UT 84043	3,160,318	shares	N/A	28.84%
Class A common stock	Kickstart Seed Fund II, LLP 2750 E. Cottonwood Parkway #160 Cottonwood Heights, UT 84121	1,356,303	shares	Option exercisable for 908 shares of Class A common stock	12.38%
Class C common stock	Anniele Harmon 295 W Center St Provo, UT 84601	24,380	shares	N/A	46.83%
Class C common stock	JK Andrus Investments, LLC 5008 Marilyn Drive Holladay, UT 84117	22,471	shares	N/A	43.17%
Class C common stock	Trisha Harmon 295 W Center St Provo, UT 84601	5,205	shares	N/A	10.00%

As of December 31, 2022, Harmon Ventures owned 36.61% of our total outstanding shares of capital stock, Gigafund 1, LP owned 14.98% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I owned 13.02% of our total outstanding shares of capital stock, Kickstart Seed Fund II, LLP owned 5.59% of our total outstanding shares of capital stock, Anniele Harmon owned 0.1% of our total outstanding shares of capital stock, JK Andrus Investments, LLC owned 0.08% of our total outstanding shares of capital stock, and Trisha Harmon owned 0.02% of our total outstanding shares of capital stock. See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Stock Incentive Plan” above.

Our Board may, from time to time, also cause shares of capital stock to be issued to our directors, officers, employees or consultants or our affiliates as equity incentive compensation under our Stock Incentive Plan, which shares will have all benefits, rights and preferences that our Board may designate as applicable to such shares.

Item 5. Interest of Management and Others in Certain Transactions

Affiliated Transactions

Promotion and Marketing Services Agreement with Harmon Brothers, LLC.

We entered into a “Promotion and Marketing Services Agreement” (the “HB Marketing Agreement”) with Harmon Brothers, LLC (or “HB”) dated July 23, 2021. Neal Harmon and Jeffrey Harmon own a majority interest in HB.

HB is in the business of providing Internet-based and multi-media promotion and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns. In exchange for the promotion and marketing services provided by HB, we paid $1,962,172 to HB in 2022.

Investment in Tuttle Twins Show, LLC

In July 2022, we purchased an 8% interest in the Tuttle Twins Show, LLC, ("Tuttle Twins") for $1,703,141. Daniel Harmon, one of Neal and Jeffrey Harmon’s brothers, is the President of, and a Director for Tuttle Twins. The total purchase price was $1,747,980. During the related party period, the Company recognized expenses of $52,000 from this entity for marketing and cost of goods sold services during the year.

Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors. The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

Wholly Owned Subsidiaries

We created VAS Portal, LLC, a wholly-owned subsidiary, in 2018. On January 2, 2019, we sold VAS Portal, LLC to Harmon Ventures, LLC, which is owned indirectly by our CEO, Mr. Harmon, and two of his brothers, Jeffrey Harmon and Daniel Harmon, for $1. The Company entered into a call option agreement with the related party that gives the Company the right to purchase all of the membership interest of VAS Portal, LLC for $1 at any time beginning upon (i) the occurrence of the confirmation of the plan for reorganization by the Bankruptcy Court or (ii) the termination of the Disney Litigation and the Bankruptcy proceeding and ending one year following the latest to occur of the foregoing. As part of the transaction, VAS Portal, LLC, entered into a Services Agreement with us to provide technology services related to the creation of a website and other assets for VAS Portal, LLC.

On September 28, 2020, we exercised our call option to purchase all of the membership interest of VAS Portal, LLC., from Harmon Ventures, LLC, however, we learned in 2021 that the transaction was not approved by the Financial Industry Regulation Authority, or FINRA, and as such we currently have no ownership over VAS Portal, LLC. In October 2022, we loaned VAS Portal, LLC $60,000 in the form of a promissory note, with interest at 5.89%, and due in full on November 4, 2024. The promissory note was subsequently amended to change the maturity date to April 30, 2023. This note was paid in full in March 2023.

On February 20, 2020, we sold assets related to work done to establish a regulated broker-dealer to Harmon Ventures, LLC. The assets were sold in a transaction negotiated and approved by the trustee appointed in our Bankruptcy Case. On September 28, 2020, we purchased all of the membership interest in Studio Brokerage, LLC. from Harmon Ventures, LLC. The entity had no operations through December 31, 2022.

We created Skip TV Holdings, LLC., a wholly-owned subsidiary, on September 15, 2020. The assets related to our content filtering business were all transferred and assigned to Skip TV Holdings, LLC. as part of our Reorganization Plan. All related assets and liabilities of Skip TV Holdings, LLC was sold to a third party in March 2021.

We created Angel Studios OF I, LLC., a wholly-owned subsidiary, on July 14, 2021. This entity was formed to purchase a fifty percent interest in the building and entity we lease our corporate office space in Provo, UT. This purchase took place in July 2021.

We are permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of us acts in good faith and in a manner reasonably believed to be in or not opposed to our best interest and/or those of our stockholder’s. We did not have any outstanding loans or loan guarantees with any related party as of December 31, 2022 and 2021.

Item 6. Other Information

None.

Item 7. Financial Statements

ANGEL STUDIOS, INC.

Consolidated Financial Statements

As of December 31, 2022 and 2021

and For the Years Then Ended

Together with Independent Auditors’ Report

Report of Independent Public Accounting Firm

To the Board of Directors and Management of
Angel Studios, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Angel Studios, Inc. and subsidiaries (collectively, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Tanner LLC

We have served as the Company’s auditor since 2016.

Salt Lake City, Utah

April 28, 2023

Consolidated Balance Sheets	As of December 31,

	2022	2021
Assets

Current assets:
Cash and cash equivalents	$10,721,628	$24,258,513
Accounts receivable	7,189,526	10,440,538
Physical media inventory	500,680	1,869,913
Notes receivable, current	2,189,596	1,357,117
Prepaid expenses and other	1,620,547	3,706,963

Total current assets	22,221,977	41,633,044

Certificate of deposit	154,187	152,273
Property and equipment, net	1,331,647	714,307
Content, net	1,227,675	798,014
Intangibles, net	2,060,139	2,133,089
Digital assets, net	2,846,825	7,912,238
Investments in affiliates	2,773,399	957,811
Notes receivable, net of current portion	4,743,695	4,962,617
Operating lease assets	1,952,890	-
Other long-term assets	74,924	45,095

Total assets	$39,387,358	$59,308,488

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$1,018,843	$1,266,833
Accrued expenses	6,894,779	16,484,098
Note payable	2,000,000	-
Current portion of operating lease liability	652,265	-
Deferred revenue	633,635	1,682,116
Current portion of accrued settlement costs	230,005	208,373

Total current liabilities	11,429,527	19,641,420

Accrued settlement costs, net of current portion	4,625,854	4,855,859
Operating lease liability, net of current portion	1,330,815	-
Deferred tax liability, net	-	434,946

Total liabilities	17,386,196	24,932,225

Commitments and contingencies

Stockholders' equity:
Common stock, $0.001 par value, 85,000,000 and 85,000,000 shares authorized, respectively; 24,272,281 and 24,699,664 shares issued and outstanding, respectively	24,272	24,699
Additional paid-in capital	41,215,939	39,538,876
Accumulated deficit	(19,239,049)	(5,187,312)

Total stockholders' equity	22,001,162	34,376,263

Total liabilities and stockholders' equity	$39,387,358	$59,308,488

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations	For the Years Ended December 31,

	2022	2021
Revenues, net	$75,516,562	$122,793,064

Operating expenses:
Cost of revenues	40,392,001	77,129,092
Selling and marketing	19,257,984	15,940,749
General and administrative	12,049,547	11,770,089
Research and development	12,345,518	4,939,002
Write-down of digital assets	5,065,413	2,737,658
Legal expenses	802,044	585,444

Total operating expenses	89,912,507	113,102,034

Operating income (loss)	(14,395,945)	9,691,030

Other income (expense):
Gain on disposal of business	-	8,275,272
Interest expense	(694,374)	(514,385)
Interest income	614,426	485,873

Total other income (expense), net	(79,948)	8,246,760

Income (loss) before income tax provision (benefit)	(14,475,893)	17,937,790

Income tax provision (benefit)	(765,185)	819,179

Net income (loss)	$(13,710,708)	$17,118,611

Net income (loss) per common share - basic	$(0.565)	$0.755
Net income (loss) per common share - diluted	$(0.533)	$0.702

Weighted average common shares outstanding - basic	24,264,683	22,671,810
Weighted average common shares outstanding - diluted	25,703,235	24,397,122

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity	For the Years Ended December 31, 2022 and 2021

	Common Stock					Additional		Total
	Class A	Class B	Class C	Class F		Paid-in	Accumulated	Stockholders'
	Shares	Shares	Shares	Shares	Amount	Capital	Deficit	Equity
Balance as of December 31, 2020	18,255,976	3,313,335	-	-	$21,569	$13,563,758	$(15,340,915)	$(1,755,588)

Stock options exercised	1,136,696	-	-	-	1,137	477,309	-	478,446

Issuance of common stock, net of issuance costs of $388,665	1,962,573	561,745	456,364	-	2,981	26,785,724	-	26,788,705

Transfer of Common stock	(52,056)	-	52,056	-	-	-	-	-

Repurchase of Common stock	(460,962)	(526,063)	-	-	(988)	(1,818,510)	(6,965,008)	(8,784,506)

Stock-based compensation expense	-	-	-	-	-	530,595	-	530,595

Net income	-	-	-	-	-	-	17,118,611	17,118,611

Balance as of December 31, 2021	20,842,227	3,349,017	508,420	-	$24,699	$39,538,876	$(5,187,312)	$34,376,263

Stock options exercised	77,012	-	-	-	77	258,778	-	258,855

Transfer of Common stock	(9,912,072)	-	-	9,912,072	-	-	-	-

Repurchase of Common stock	(48,002)	(29)	(456,364)	-	(504)	(85,684)	(341,029)	(427,217)

Stock-based compensation expense	-	-	-	-	-	1,503,969	-	1,503,969

Net loss	-	-	-	-	-	-	(13,710,708)	(13,710,708)

Balance as of December 31, 2022	10,959,165	3,348,988	52,056	9,912,072	$24,272	$41,215,939	$(19,239,049)	$22,001,162

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows	For the Years Ended December 31

	2022	2021
Cash flows from operating activities:
Net income (loss)	$(13,710,708)	$17,118,611
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	665,920	303,706
Amortization of operating lease assets	453,996	-
Stock-based compensation expense	1,503,969	4,592,235
Investments in affiliates gain	(67,608)	(12,551)
Impairment of digital assets	5,065,413	2,737,658
(Gain) on disposal of business	-	(8,275,272)
Change in deferred income taxes	(434,946)	434,946
Change in operating assets and liabilities:
Accounts receivable	3,251,012	(9,235,018)
Physical media inventory	1,369,233	(1,084,025)
Prepaid expenses and other assets	2,056,587	(3,139,659)
Content	(504,609)	(820,788)
Deposits	-	(5,500)
Certificate of deposit	(1,914)	(1,139)
Accounts payable and accrued expenses	(9,837,309)	12,508,233
Deferred revenue	(1,048,481)	141,993
Operating Lease Liabilities	(423,806)	-

Net cash and cash equivalents provided by (used in) operating activities	(11,663,251)	15,263,430

Cash flows from investing activities:
Purchases of property and equipment	(1,135,362)	(780,435)
Purchases of intangible assets	-	(2,188,489)
Investments in affiliates	(1,747,980)	(945,260)
Issuance of note receivable	(3,392,877)	(1,660,891)
Repayments of note receivable	2,779,320	846,318
Disposition of business	-	(880,787)

Net cash and cash equivalents used in investing activities	(3,496,899)	(5,609,544)

Cash flows from financing activities:
Exercise of stock options	258,855	478,446
Repayment of accrued settlement costs	(208,373)	(188,775)
Receipt of notes payable	2,000,000	-
Issurance of common stock	-	12,465,834
Repurchase of common stock	(427,217)	(8,784,506)
Equity financing fees	-	(388,664)

Net cash and cash equivalents provided by financing activities	1,623,265	3,582,335

Net increase (decrease) in cash and cash equivalents	(13,536,885)	13,236,221

Cash and cash equivalents at beginning of year	24,258,513	11,022,292

Cash and cash equivalents at end of year	$10,721,628	$24,258,513

Supplemental disclosure of cash flow information:

Cash paid for interest	$498,769	$518,368
Cash paid (refunded) for income taxes	(2,078,744)	2,350,000

Supplemental schedule of noncash financing activities

Class C share stock issuance	$-	$4,061,640
Operating lease obligations incurred to obtain operating lease assets	2,406,886	-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Skip TV Holdings, LLC, (a Utah limited liability company organized on September 15, 2020 and sold in March 2021), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021), Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019), Angel Acceleration Fund Management, LLC (A Delaware limited liability company organized on July 15, 2022), and Angel Acceleration Fund GP, LLC (A Delaware limited liability company organized on June 17, 2022) (collectively, the Company). Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013. On February 7, 2014, the entity converted to a Delaware corporation. The Company’s mission is to share stories with the world that amplify light. This is done by aligning the Company’s interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Principles of Consolidation

The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, the period of use for capitalized content production costs, intangible assets, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company’s cash is held in non-interest-bearing and interest-bearing accounts that may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank (SVB), where the Company held a portion of their cash and cash equivalents. The Federal Reserve subsequently announced that account holders would be made whole, and the Company once again received access to all of their cash and cash equivalents. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that the Company may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on the Company’s ability to pay its operational expenses or make other payments, which could adversely affect the business.

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment of a portion of its cash in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in bitcoin under this policy as of December 31, 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. The Company recorded an impairment of $5,065,413 and $2,737,658 on the digital assets during the years ended December 31, 2022 and 2021, respectively.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of revenues. Concentrations of vendors were as follows for the year ended December 31:

	2022	2021
Vendor A	41%	59%
Vendor B	13%	17%

No individual customers had revenues that were 10% or more of total revenues for the years ended December 31, 2022 and 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2022, and 2021, these cash equivalents consisted of money market accounts.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received. The allowance for doubtful accounts receivable was $0 as of December 31, 2022 and 2021.

Physical Media Inventory

Physical media inventory consists of Apparel, DVD’s, Blu-ray’s, books, and other merchandise purchased for resale, related to content Angel Studios is distributing. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statements of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Impairment of Long-Lived Assets

No significant write-downs occurred during the years ended December 31, 2022 and 2021.

Investments in Affiliates

Investments in affiliates represent the Company’s investments in a noncontrolling interest real estate joint venture. The Company’s investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities (“VIE”) in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company’s investment is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company’s ownership interest in the earnings of the VIE.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Filtering Subscription Revenue

Prior to the sale of VidAngel (see Note 6), the Company offered subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services for a monthly fee. Customers subscribe for this service online through the Company’s website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to its patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators licensed original content and related merchandise. Digital delivery represents streaming-based delivery of content via the Company’s platforms. Physical media represents Blu-Ray, DVD discs, various books, and other intellectual property. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to pay for and watch certain content as part of a theatrical release. Revenue from these events are recognized at a point in time – when the theatrical showing actually takes place.

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company’s content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company monthly reports of the Company’s revenue.

The following table presents the Company’s revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2022	2021
Over time revenue	$1,589,314	$1,208,979
Point in time revenue	73,927,248	121,584,085

Total revenues, net	$75,516,562	$122,793,064

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 10). The related expense is recorded in the statements of operations over the period of service.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $15,797,870 and $12,786,623 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Operating Leases

In February 2016, the FASB issued ASU No. 2016-02 to replace existing lease guidance with ASC 842, Leases. Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, measured on a discounted basis, and a right-of-use-asset. The accounting for lessors is largely unchanged. The Company adopted this standard on January 1, 2022.

The Company leases several office spaces which are accounted for as operating leases. Lease payments are due monthly and are based on the fixed terms in the leases. During the course of adopting ASC 842, the Company applied various practical expedients including:

•	The package of practical expedients (applied to all leases) that allowed lessees and lessors not to reassess:

o	whether any expired or existing contracts are or contain leases,
o	lease classification for any expired or existing leases
o	whether initial direct costs for any expired or existing leases qualify for capitalization under ASC 842

•	The transition practical expedient for lessees that allowed businesses to not separate lease and non-lease components. The Company applied the practical expedient to all classes of underlying assets when valuing right-of-use assets and lease liabilities.

The Company applied the modified retrospective method of adoption and elected to continue to apply the guidance in ASC 840 Leases to the comparative periods presented in the year of adoption. Under this transition method, the Company applied the transition provisions starting at the date of adoption. The cumulative effect of the adoption of ASC 842 on the January 1, 2022 consolidated balance sheets was as follows:

	Balance at December 31, 2021	Adjustments due to ASC 842	Balance at January 1, 2022
Assets
Operating lease assets	$-	$795,623	$795,623
Liabilities
Current portion of long-term lease liability	$-	$(348,750)	$(348,750)
Long-term lease liability, net of current portion	$-	$(446,873)	$(446,873)

The primary impact of adoption was due to the recognition of a right of use asset and lease liabilities for an office lease.

2.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	2022	2021
Computer equipment	$1,074,823	$644,869
Production equipment	251,392	246,639
Leasehold improvements	589,338	238,280
Furniture and fixtures	338,134	190,801
Warehouse equipment	57,936	25,478
Computer software	242,810	73,004
	2,554,433	1,419,071
Less accumulated depreciation and amortization	(1,222,786)	(704,764)

	$1,331,647	$714,307

Depreciation and amortization expense on property and equipment for the years ended December 31, 2022 and 2021 was $518,022 and $225,532, respectively. During 2021, the company wrote-off approximately $13,507 in assets that were either fully depreciated or sold as part of the VidAngel disposition.

3.	Content assets

Content consisted of the following as of December 31:

	2022	2021
Content	$1,325,397	$820,788
Less accumulated amortization	(97,722)	(22,774)

	$1,227,675	$798,014

Amortization expense on content for the years ended December 31, 2022 and 2021 was $74,948 and $22,774, respectively.

4.	Intangible assets

Intangible assets consisted of the following as of December 31:

	2022	2021
Domain names	$2,188,489	$2,188,489
Less accumulated amortization	(128,350)	(55,400)

	$2,060,139	$2,133,089

Amortization expense on intangible assets for the years ended December 31, 2022 and 2021 was $72,950 and $55,400, respectively.

5.	Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statements of operations and an accrued settlement cost on the consolidated balance sheets for $5,297,359 as a result of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 during the year ended December 31, 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of December 31, 2022, and 2021, the outstanding balance on the consolidated balance sheets is $4,855,859 and $5,064,232, respectively.

If the Company does not have any uncured payment faults and does not default on their settlement promises through October 2023, the Company can elect to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option through October 2025.

The following table summarizes the scheduled maturities of short-term and long-term notes for the five years subsequent to December 31, 2022:

Year Ending December 31:	Amount
2023	$230,005
2024	253,882
2025	280,238
2026	309,331
2027	341,443
Thereafter	3,440,960

Total	$4,855,859

6.	Disposition of Business

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company’s content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligations under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of December 31, 2022, and 2021, the outstanding balance on the consolidated balance sheets is $4,962,617 and $5,160,950, respectively.

During 2021, the company recognized a gain on the disposal of the business of $8,275,272 as follows:

Assets and liabilities sold:
Movie inventory	$(40,000)
Deposits	(32,915)
Fixed assets	(6,008)
Deferred revenue	3,941,639
Total assets and liabilities sold	$3,862,716

Cash paid	$(880,787)
Deferred consideration as notes receivable	5,293,343
Total gain	$8,275,272

7.	Notes receivable

In addition to the notes receivable discussed in Note 6 above, the Company enters into various notes receivables with filmmakers (the “filmmaker notes receivable”) for marketing and other purposes. The terms of these agreements are generally less than one year and non-interest bearing. The total amount of filmmaker notes receivable as of December 31, 2022 and 2021 was $1,970,675 and $1,158,587, which is included in notes receivable, current, on the consolidated balance sheets.

8.	Note payable

In November 2022, the Company entered into a print and advertising loan agreement where the Company could draw up to $5,000,000 related to print and advertising expenses incurred during the theatrical release of specific content. The maturity date of the loan is March 31, 2023 and will be payable along with a 10% coupon on the aggregate amount drawn. As of December 31, 2022, the Company had drawn $2,000,000, which is recorded in notes payable on the consolidated balance sheets, and recognized $200,000 of interest expense on the consolidated statements of operations.

9.	Commitment and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (a Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of April 28, 2023, the date the consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

Operating Leases

The Company has several non-cancelable office and warehouse leases that mature between February 28, 2024 and September 30, 2027 with monthly payments that escalate between 3%-5% each year.

The following represents maturities of operating lease liabilities as of December 31, 2022:

Year Ending December 31:	Amount
2023	$734,890
2024	418,870
2025	364,701
2026	377,100
2027	281,443
Total Lease Payments	2,177,004

Less: Interest	(193,924)
Present value of lease liabilities	$1,983,080

The weighted average remaining lease terms and interest rates were as follows as of December 31, 2022:

Lease Term and Discount Rate	2022
Weighted Average Remaining Lease Term (years)
Operating leases	3.97

Weighted Average Discount Rate
Operating leases	4.60%

Lease expense for operating leases was $538,005 and $393,020 for the years ended December 31, 2022 and 2021, respectively.

Cash payments included in the measurement of operating lease liabilities for the year ended December 31, 2022 was $466,534.

10.	Stock Options

The Company’s 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 4,587,956 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2022 and 2021. The Board of Directors determines the terms of each grant. Generally, 25% of the options vest on the one-year anniversary of the vesting commencement date, and 1/36 of the remaining options vest each month thereafter. The options typically have a contractual life of ten (10) years. There were 782,298 and 936,101 shares available for grant under the Plan as of December 31, 2022 and 2021, respectively.

Stock-based compensation expense for the years ended December 31, 2022 and 2021 was $1,503,969 and $530,595, respectively. As of December 31, 2022 and 2021, the Company had $1,951,694 and $2,501,080 respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 2.72 and 3.55 years, respectively. The Company uses an estimated 30% forfeiture rate.

The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of January 1, 2021	2,039,867	0.39
Granted	2,069,760	5.96
Exercised	(1,108,159)	0.42
Forfeited	(709,840)	3.40

Outstanding as of December 31, 2021	2,291,628	4.47
Granted	431,763	11.95
Exercised	(54,255)	3.34
Forfeited	(349,117)	8.60

Outstanding as of December 31, 2022	2,320,019	5.26

The following summarizes information about stock options outstanding as of December 31, 2022:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
33,311	1.46	$0.18	33,311	$0.18
10,000	1.84	0.30	10,000	0.30
618,318	6.54	0.32	611,295	0.32
188,500	2.39	0.50	188,500	0.50
49,000	3.56	0.82	49,000	0.82
317,915	8.21	3.42	239,266	3.42
497,526	8.61	8.63	198,246	8.63
243,708	8.84	8.90	72,643	8.90
361,741	9.66	11.95	165,604	11.95

2,320,019	7.45	$5.26	1,567,865	$3.50

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2022	2021
Risk-free interest rate	2.85% - 3.67%	0.49% - 1.15%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

As of December 31, 2022 and 2021, the aggregate intrinsic value of options outstanding was $15,510,235 and $24,426,960, respectively. As of December 31, 2022 and 2021, the aggregate intrinsic value of options exercisable was $13,242,315 and $15,328,123, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

11.	Common Stock

The Company has authorized capital stock consisting of 85,000,000 shares of common stock, par value $0.001 per share of which 27,500,000 shares have been designated as Class A Common Stock, 4,000,000 have been designated as Class B Common Stock, 38,000,000 have been designated as Class C Common Stock, and 15,500,000 have been designated as Class F Common Stock (collectively, the “Common Stock”).

Voting Rights

The holders of each class of Common Stock vote together as a single class. Each outstanding share of Class A Common Stock and Class F Common Stock shall be entitled to five (5) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall be entitled to fifty-five (55) votes on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class C Common Stock shall be entitled to 1 (one) vote on each matter to be voted on by the stockholders of the Company.

Liquidation Rights

The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends

Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available, therefore.

Identical Rights

Holders of Common Stock shall have the same rights and privileges and rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

Voluntary and Automatic Conversion into Class C Common Stock

Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall be convertible into one share of Class C Common Stock at the option of the holder at any time. Each one share of Class F Common Stock, Class A Common Stock, and Class B Common Stock shall automatically convert into one share of Class C Common Stock upon certain criteria as defined in the amended and restated certification of incorporation.

Conversion of Class A Common Stock into Class F Common Stock

During 2022, current and prior employees and contractors with shares of Class A common stock elected to convert their Class A common stock into Class F common stock. Class F common stock is exclusively reserved for current and prior employees and contractors of the company. The transfer was made in accordance with the terms of the company's 2014 Stock Incentive Plan, as amended, and articles of incorporation.

The transfer of Class A common stock to Class F common stock has no impact on the overall number of outstanding shares of the company's common stock. However, the transfer will affect the ownership rights and voting power of the respective shareholders.

Income per Share

The following table represents the Company's income per share for the years ending December 31:

	2022	2021
Numerator:
Net income (loss)	$(13,710,708)	$17,118,611

Denominator:
Weighted average basic shares outstanding	24,264,683	22,671,810
Effect of dilutive shares	1,438,552	1,725,312
Weighted average diluted shares	25,703,235	24,397,122

Basic earnings per share	$(0.565)	$0.755
Diluted earning per share	$(0.533)	$0.702

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

12.	Related-Party Transactions

The Company has a marketing services contract with an entity owned by one or more of the Company’s directors, officers, and stockholders. During the years ended December 31, 2022 and 2021, the Company incurred expenses of $1,659,328 and $276,775, respectively, to the related party for marketing services.

As of December 31, 2022 and 2021, the Company had a note receivable to an entity owned by one or more of the Company’s directors, officers and stockholders of approximately $60,000 and $0, respectively. During the years ended December 31, 2022 and 2021, the Company also recognized revenue of $45,000 and $90,000, respectively, from this entity for general and administrative services during the year.

On January 2, 2019, the Company sold its wholly owned subsidiary VAS Portal, LLC to a related party for $1. On September 28, 2020, the Company exercised its option to repurchase VAS Portal, LLC from the related party for $1, however, that transaction was not approved by the Financial Industry Regulation Authority, or FINRA. This entity is not consolidated with the Company as of December 31, 2022 and 2021. During 2021, as part of the issuance of Common Stock, the Company paid $250,000 in issuance costs to this related party.

In July 2021, the Company purchased a 50% interest in the entity that owns the building it leases its office space from. Lease payments made during the period of related party ownership was $395,696 and $150,000 for the year ended December 31, 2022 and 2021, respectively.

In July 2022, the Company purchased an 8% interest in an entity partially owned by one or more of the Company’s directors, officers, and stockholders for $1,703,141. This entity produces content for the Company’s platforms. The total purchase price was $1,747,980. The Company recognized expenses of $52,000 from this entity for marketing services and cost of goods sold during the fiscal year ended December 31, 2022.

13.	Income Taxes

The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows for the years ended December 31:

	2022	2021
Federal income tax at statutory rates	$(3,016,213)	$3,766,936
State income tax at statutory rates	(422,908)	718,762
Change in valuation allowance	2,348,227	(3,759,340)
Other	325,709	92,821

	$(765,185)	$819,179

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows as of December 31:

	2022	2021
Net operating loss carryforwards	$1,044,440	$-
Depreciation and amortization	(305,337)	(117,969)
Research and development	1,108,958	-
Accruals and reserves	(317,970)	155,009
Deferred gain on sale	(1,101,108)	(1,153,950)
Digital asset impairment	1,919,244	681,964
Valuation allowance	(2,348,227)	-

	$-	$(434,946)

As of December 31, 2022, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $4,106,000 which will begin to expire in 2042. The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

14.	Subsequent Events

Subsequent events have been evaluated through April 28, 2023, which is the date the consolidated financial statements were available to be issued.

In February 2023, the Company entered into a common stock purchase agreement, under Regulation D, with a third party to acquire 528,914 shares of its Class C common stock for an aggregate amount of $7,500,000 ($14.18 per Class C share). The transaction closed in March 2023.

Item 8. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-K.

Exhibit Number	Description
1.1	Amended and Restated Certificate of Incorporation of Angel Studios, Inc., as amended on October 5, 2021, incorporated by reference to Exhibit 3.1 of our Form 1-U filed October 6, 2021.
1.2	Amended and Restated Bylaws of Angel Studios, Inc., as amended on October 5, 2021, incorporated by reference to Exhibit 3.2 of our Form 1-U filed October 6, 2021.
2.1	Investor Rights and Voting Agreement between Angel Studios, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 22, 2016.
2.2	Amended and Restated Class B Stockholders Agreement between Angel Studios, Inc. and our Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-U filed August 18, 2021.
6.1	Joint Plan of Reorganization of Trustee and Studios under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 1.2 of our Form 1-U filed on September 15, 2020
6.2	Settlement Agreement, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020
6.3	Asset Purchase Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC., incorporated by reference to Exhibit 1.1 of our Form 1-U filed on March 5, 2021
6.4	Promotion and Marketing Services Agreement between Angel Studios, Inc. and Harmon Brothers, LLC., incorporated by reference to Exhibit 6.1 of our Form 1-K filed on May 2, 2022.
6.5	Content License Agreement between Angel Studios, Inc. and The Chosen, LLC incorporated by reference to Exhibit 3.1 of our Form 1-U filed on October 25, 2022.
6.6	Promissory Note and Security Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 28, 2023.

Angel Studios, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	April 28, 2023
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	April 28, 2023
Patrick Reilly	(Principal Financial and Accounting Officer

/s/ Paul Ahlstrom	Director	April 28, 2023
Paul Ahlstrom

/s/ Katie Liljenquist	Director	April 28, 2023
Katie Liljenquist

/s/ Dalton Wright	Director	April 28, 2023
Dalton Wright